UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)
Under the Securities Exchange Act of 1934
Blackwater Midstream Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
09259M100
(CUSIP Number)
John A. Tisdale c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117 Telephone: (617) 531-6316
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 29, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09259M100

1		NAMES OF REPORTING PERSONS
Blackwater Midstream Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		12,773,074 shares of Common Stock (See Note 1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,773,074 shares of Common Stock (See Note 1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 22.62% (See Note 2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)
Note 1: Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Based on 56,476,186 shares of Common Stock issued and outstanding as of June 8, 2012 as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

CUSIP No.	09259M100

1		NAMES OF REPORTING PERSONS
ArcLight Energy Partners Fund V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		12,773,074 (See Note 1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,773,074 (See Note 1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 22.62% (See Note 2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN; IC
Note 1: Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Based on 56,476,186 shares of Common Stock issued and outstanding as of June 8, 2012 as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

CUSIP No.	09259M100

1		NAMES OF REPORTING PERSONS
ArcLight PEF GP V, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		12,773,074 (See Note 1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,773,074 (See Note 1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 22.62% (See Note 2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)
Note 1: Solely in its capacity as the general partner of ArcLight Energy Partners Fund V, L.P. Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Based on 56,476,186 shares of Common Stock issued and outstanding as of June 8, 2012 as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

CUSIP No.	09259M100

1		NAMES OF REPORTING PERSONS
ArcLight Capital Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		12,773,074 (See Note 1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,773,074 (See Note 1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 22.62% (See Note 2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)
Note 1: Solely in its capacity as the manager of ArcLight PEF GP V, LLC, the general partner of ArcLight Energy Partners Fund V, L.P. Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Based on 56,476,186 shares of Common Stock issued and outstanding as of June 8, 2012 as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

CUSIP No.	09259M100

1		NAMES OF REPORTING PERSONS
Daniel R. Revers
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		12,773,074 (See Note 1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,773,074 (See Note 1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 22.62% (See Note 2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
Note 1: Solely in his capacity as a manager of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP V, LLC, which is the general partner of ArcLight Energy Partners Fund V, L.P. Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Based on 56,476,186 shares of Common Stock issued and outstanding as of June 8, 2012 as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

CUSIP No.	09259M100

1		NAMES OF REPORTING PERSONS
Robb E. Turner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		12,773,074 (See Note 1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,773,074 (See Note 1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 22.62% (See Note 2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
Note 1: Solely in his capacity as a manager of ArcLight Capital Partners, LLC, the manager of ArcLight PEF GP V, LLC, which is the general partner of ArcLight Energy Partners Fund V, L.P. Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 1 and 4.

Note 2: Based on 56,476,186 shares of Common Stock issued and outstanding as of June 8, 2012 as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

Item 1.                      Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share of Blackwater Midstream Corp., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 660 LaBauve Drive, Westwego, LA 70094.

Item 2.                      Identity and Background.

This Schedule 13D is being jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 to report that, in connection with the entry into an agreement to acquire the Issuer and certain related agreements, as described in Items 3, 4 and 5 below, Blackwater Midstream Holdings, LLC (“Parent”) may be deemed to be a member of a group (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Act”)) with the Securityholders (as such term is defined below) and may be deemed to be the beneficial owner of the equity securities beneficially owned by the Securityholders.

(a)           This schedule is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to Section 13 of the Act:

(i)	Blackwater Midstream Holdings LLC, a Delaware limited liability company;

(ii)	ArcLight Energy Partners Fund V, L.P., a Delaware limited partnership (“Fund V”);

(iii)	ArcLight PEF GP V, LLC, a Delaware limited liability company (“Fund GP”);

(iv)	ArcLight Capital Holdings, LLC, a Delaware limited liability company (“ArcLight”);

(v)	Daniel R. Revers; and

(vi)	Robb E. Turner.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

Certain information required by this Item 2 concerning the officers and managers of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b)           The principal business address of each of the Reporting Persons is:

c/o ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02117

(c)           Parent is a newly formed limited liability company formed by Fund V for the purpose of acquiring the Company. The business of Fund V is energy related investments.  The business of Fund GP is to be the general partner of the Fund V.  The business of ArcLight is to be the manager of Fund GP.  Each of Mr. Revers and Mr. Turner is a citizen of the United States.  The principal business occupation of Mr. Revers is to serve as manager of ArcLight Capital Holdings, LLC and Managing Partner of ArcLight Capital Partners, LLC.  The principal business occupation of Mr. Turner is to serve as manager of ArcLight Capital Holdings and Senior Partner of ArcLight Capital Partners, LLC.

Parent is a member-managed limited liability company that is controlled by Fund V, its sole member and it has officers.  Fund V is a limited partnership controlled by Fund GP, its general partner.  Fund GP is a limited liability company controlled by Arclight, its manager.  Arclight is a limited liability company controlled by its managers Messrs. Revers and Turner and it has other managers.

The name and present principal occupation of each manager and officer of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A and is incorporated by reference in this Item 2.  The Covered Individuals together with the Reporting Persons are referred to as the “Covered Persons.”  All Covered Individuals are United States citizens. The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d)           None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Reporting Persons are entities properly organized under the laws of the State of Delaware.  Each of the Covered Individuals are United States citizens.

Item 3.                      Source and Amount of Funds or Other Consideration.

As described below, Parent did not purchase the shares of Common Stock, and thus no funds were used for such purpose. The Company entered into an Agreement and Plan of Merger, dated as of June 29, 2012, a copy of which is attached hereto as Exhibit 2 (the “Merger Agreement”), with Parent and Blackwater Acquisition Sub, Inc., a Nevada corporation (“Merger Sub”) and a subsidiary of Parent that provides for the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company with the Company surviving (the “Merger”).  As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent.  As an inducement for Parent to enter into the Merger Agreement and in consideration thereof, Philip Oliver Tracy, Michael D. Suder, Dale T. Chatagnier, Francis A. Marrocco, William Daniel Weidner III, William Gore, Donald St. Pierre and Herbert N. Whitney  (collectively, the “Securityholders,” and the shares of the Company’s Common Stock owned by them as identified in the Voting Agreement, collectively referred to as the “Covered Shares”), entered into a Voting Agreement with Parent, dated June 29, 2012, the form of which is attached hereto as Exhibit 3 and more fully described in Item 4, whereby, subject to the terms of such Voting Agreement, each Securityholder agreed, among other things, that, at every meeting of the Company’s stockholders called, such Securityholder would vote the Covered Shares then held by him in favor of the adoption of the Merger Agreement and against the approval of any proposal made in opposition to, or in competition with, the Merger or any other transactions contemplated by the Merger Agreement.  Each of the Securityholders also granted Parent an irrevocable proxy granting Parent the right to vote such shares in favor of such matters (references to the Voting Agreement herein include each of the proxies).  Parent did not pay additional consideration to the Securityholders in exchange for the Voting Agreement.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2 to this Schedule 13D and the Voting Agreement included as Exhibit 3 to this Schedule 13D, respectively.  These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.                      Purpose of Transaction.

(a)-(b)           As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of the Company by Parent pursuant to the terms of the Merger Agreement.  To induce Parent to enter into the Merger Agreement, the Securityholders entered into the Voting Agreement. The purpose of the Voting Agreement is to facilitate the consummation of the merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger:

•
Each share of common stock, par value $0.001 per share, of the Company issued and outstanding immediately prior to the consummation of the Merger, other than (i) any shares held by any direct or indirect wholly-owned subsidiary of the Company, which shares shall remain outstanding except that the number of such shares shall be appropriately adjusted in the Merger, and (ii) any shares specifically excluded in the Merger Agreement, shall thereupon be converted automatically into and shall thereafter represent the right to receive $0.64 in cash without any interest thereon (the “Merger Consideration”);

•
Each outstanding Company Stock Option (as such term is defined in the Merger Agreement), whether vested or unvested, shall, upon receipt of the shareholder approval, become fully vested and converted into the right to receive an amount in cash equal to the product of (x) the total number of shares of common stock subject to such Company Stock Option and (y) the excess, if any, of the Merger Consideration over the exercise price per share of common stock subject to such Company Stock Option, less any required withholdings; and

•
All Notes (as such term is defined in the Merger Agreement) that give notice of their intention to convert immediately prior to the Effective Time shall, at such time, be converted into the number of shares of common stock obtained by dividing the total amount owed under each applicable note by $0.40, less such amounts as are required to be withheld or deducted and shall then be entitled to receive the Merger Consideration.

By executing the Voting Agreement, the Securityholders have (i) agreed to vote all of the Covered Shares beneficially owned by them or acquired prior to the expiration of the Voting Agreement in favor of the Merger, adoption of the Merger Agreement and any other matter that would reasonably be expected to facilitate the Merger, and against any proposal made in opposition to, or in competition with, the Merger or any other transactions contemplated by the Merger Agreement or any Alternative Proposal (as such term is defined in the Merger Agreement) or any action that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transaction contemplated by the Merger Agreement, and (ii) granted irrevocable proxies to Parent granting Parent the right to vote the Covered Shares as specified in clause (i).  The Voting Agreement terminates upon the earlier to occur of (i) termination of the Merger Agreement, and (ii) the consummation of the Merger.

(c)           Not applicable.

(d)           It is anticipated that the directors and officers of Merger Sub, as of immediately prior to the consummation of the Merger, shall become the directors and officers of the Company until their respective successors are duly elected or appointed and qualified.

(e)           Not applicable.

(f)           Not applicable.

(g)           It is anticipated that the articles of incorporation and bylaws of Merger Sub, as in effect immediately prior to the consummation of the Merger, shall be the articles of incorporation of the Company until thereafter amended in accordance with the provisions thereof and applicable Law (as defined in the Merger Agreement).

(h)-(i)           If the Merger is consummated as planned, the Company’s Common Stock will cease to be listed over-the-counter and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended.

(j)           Not applicable.

References to and descriptions of the Merger Agreement in this Item 4 are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2 to this Schedule 13D and incorporated into this Item 4 by reference.

Item 5.                      Interest in Securities of the Issuer.

(a)           As of the date hereof, none of the Covered Persons owns any shares of Common Stock of the Company.  Parent may, however, be deemed to share with the Securityholders the power to vote in favor of the adoption and approval of the Merger Agreement (as described in Item 4) and, for the purpose of Rule 13d-3, may be deemed to beneficially own 12,773,074 shares of Common Stock (solely with respect to those matters described in the Voting Agreement described above in Item 4), representing approximately 22.62% of the outstanding shares of Common Stock of the Company.  Parent disclaims beneficial ownership of such shares.  Except as described in Item 4 of this Schedule 13D and in the Voting Agreement, Parent is not entitled to any rights as a stockholder of the Company. Beneficial ownership of the Company’s Common Stock is being reported hereunder solely because each Covered Person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Covered Persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)           Parent may be deemed to have shared voting power of the 12,773,074 shares of the Company’s Common Stock held by the Securityholders due to Parent’s rights under the Voting Agreement to direct the voting of such shares with respect to the matters specified in the Voting Agreement (and to vote such shares in accordance with the proxy).  However Parent does not control the voting of such shares with respect to other matters and does not possess any other rights as a stockholder of the Company with respect to such shares.   In addition, Reporting Persons, other than Parent, do not have any rights under the Voting Agreement.

(c)   Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreement, none of the Covered Persons have effected any transactions in the Company’s Common Stock, or any other class of security of the Company, during the past sixty days.

(d)           As disclosed in this Schedule 13D, the Covered Shares are owned by the Securityholders.  Parent’s interest in the Covered Shares is limited to the Voting Agreement, and Parent does not have a pecuniary interest in the Covered Shares.  Parent does not have any knowledge whether any other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Shares.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 2, 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any person with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.                                Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2
Agreement and Plan of Merger, dated June 29, 2012, by and among Parent, Merger Sub, and the Company (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K (File No.: 000-51403 filed by the Company on July 3, 2012).

Exhibit 3
Voting Agreement, dated June 29, 2012, by and among Parent and Philip Oliver Tracy, Michael D. Suder, Dale T. Chatagnier, Francis A. Marrocco, William Daniel Weidner III, William Gore, Donald St. Pierre and Herbert N. Whitney (incorporated by reference to Exhibit 99.2 to the current report on Form 8-K (File No.: 000-51403 filed by the Company on July 3, 2012).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 9, 2012.

BLACKWATER MIDSTREAM HOLDINGS LLC

By:   /s/ Daniel R. Revers
Daniel R. Revers
President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:  ArcLight PEF GP V, LLC
            Its General Partner

By:  ArcLight Capital Holdings, LLC
            Its Manager

By:    /s/ Daniel R. Revers
            Daniel R. Revers
            Manager

ARCLIGHT PEF GP V, LLC

By:  ArcLight Capital Holdings, LLC
            Its Manager

By:    /s/ Daniel R. Revers
            Daniel R. Revers
            Manager

ARCLIGHT CAPITAL HOLDINGS LLC

By:   /s/ Daniel R. Revers
Daniel R. Revers
Manager

  /s/ Daniel R. Revers
Daniel R. Revers

  /s/ Robb E. Turner
Robb E. Turner

SCHEDULE A

Officers and Managers of the Reporting Persons

The name and occupation of the officers of Parent are set forth below.  The business address of each is 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117.

Name	Occupation
Daniel R. Revers Carter A. Ward Eric D. Lammers John A. Tisdale	President Vice President Vice President Secretary

The name and occupation of the managing directors of Arclight are set forth below.  The business address of each is 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02117.

Name	Occupation
Daniel R. Revers Robb E. Turner Kevin M. Crosby John F. Erhard Eric D. Lammers Christopher J. Picotte Mark A. Tarini Carter A. Ward Patricia R. Winton John A. Tisdale Thomas G. Kilgore	Managing Director Managing Director Managing Director Managing Director Managing Director Managing Director Managing Director Managing Director Managing Director Managing Director Managing Director

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: July 9, 2012

BLACKWATER MIDSTREAM HOLDINGS LLC

By:    /s/ Daniel R. Revers
Daniel R. Revers
President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:  ArcLight PEF GP V, LLC
            Its General Partner

By:  ArcLight Capital Holdings, LLC
            Its Manager

By:    /s/ Daniel R. Revers
            Daniel R. Revers
            Manager

ARCLIGHT PEF GP V, LLC

By:  ArcLight Capital Holdings, LLC
            Its Manager

By:    /s/ Daniel R. Revers
            Daniel R. Revers
            Manager

ARCLIGHT CAPITAL HOLDINGS LLC

By:   /s/ Daniel R. Revers
Daniel R. Revers
Manager

  /s/ Daniel R. Revers
Daniel R. Revers

  /s/ Robb E. Turner
Robb E. Turner